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                             February 22, 2023

       David Mersky
       Chief Executive Officer
       Sibannac, Inc.
       9535 E. Doubletree Ranch Rd., Ste 120
       Scottsdale, AZ 85258

                                                        Re: Sibannac, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 17,
2023
                                                            File No. 024-12159

       Dear David Mersky:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Carl Ranno, Esq.